SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2004

SEC NO. 1-5998

A. Full title of the Plan:

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.

1166 Avenue of the Americas

New York, NY 10036-2774

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marsh & McLennan Companies Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARSH & McLENNAN COMPANIES STOCK
INVESTMENT PLAN

Date: June 27, 2005	/s/ Alex P. Voitovich
Authorized Representative of the
Benefits Administration Committee

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Assets Available for Benefits as of December 31, and June 30, 2004	2

Statement of Changes in Assets Available for Benefits for the Six Month Period Ended December 31, 2004	3

Notes to Financial Statements	4-10

Supplemental Schedules:

Form 5500, Schedule H, Part IV, Line 4i-
Schedule of Assets Held at End of the Six Month Period as of December 31, 2004	Schedule I

Form 5500, Schedule H, Part IV, Line 4j -
Schedule of Reportable Transactions for the Six Month Period Ended December 31, 2004	Schedule II

Consent of Independent Registered Public Accounting Firm	Exhibit 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Marsh & McLennan Companies, Inc.,

the Marsh & McLennan Companies Benefits Administration Committee

and the Participants in the Marsh & McLennan Companies Stock Investment Plan:

We have audited the accompanying statements of assets available for benefits of the Marsh & McLennan Companies Stock Investment Plan (the "Plan") as of December 31, and June 30, 2004, and the related statement of changes in assets available for benefits for the six month period ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, and June 30, 2004, and the changes in assets available for benefits for the six month period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic December 31, 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 27, 2005

New York, NY

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

	December 31, 2004	June 30, 2004

ASSETS:
CASH AND CASH EQUIVALENTS	$ 73,877,913	$ 61,047,325

INVESTMENTS AT FAIR VALUE (NOTES 2 & 3)	1,543,291,762	1,857,565,369
INVESTMENTS AT CONTRACT VALUE (NOTES 2)	467,996,717	432,236,848
LOANS RECEIVABLE - PARTICIPANTS (NOTE 5)	33,831,327	34,737,606

TOTAL INVESTMENTS	2,045,119,806	2,324,539,823

DIVIDENDS AND INTEREST RECEIVABLE	2,344,873	10,996,706

PARTICIPANT CONTRIBUTIONS RECEIVABLE	106,224	4,307,414
EMPLOYER CONTRIBUTIONS RECEIVABLE	--	2,226,754

TOTAL CONTRIBUTIONS RECEIVABLE	106,224	6,534,168
RECEIVABLE FOR INVESTMENTS SOLD	2,110,247	--

ASSETS AVAILABLE FOR BENEFITS	$2,123,559,063	$2,403,118,022

See notes to financial statements.

MARSH &McLENNAN COMPANIES STOCK INVESTMENT PLAN STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2004

INVESTMENT INCOME (LOSS):
Dividends	$ 21,313,416
Interest	13,701,190
Net depreciation in fair value of investments	(293,269,120)

NET INVESTMENT LOSS	(258,254,514)

CONTRIBUTIONS
Employer	29,085,612
Participant	56,675,469

TOTAL CONTRIBUTIONS	85,761,081

BENEFITS PAID TO AND WITHDRAWALS BY PARTICIPANTS	(107,065,526)

DECREASE IN ASSETS	(279,558,959)

ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	2,403,118,022

End of period	$ 2,123,559,063

See notes to financial statements.

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, AND JUNE 30, 2004

(1)	Description of the Plan

General

The Marsh & McLennan Companies Stock Investment Plan (the "Plan") is a defined contribution Employee Stock Ownership Plan which allows eligible participants to contribute through payroll deductions from their salary, on a before and/or after-tax basis. Under the Plan, salaried employees who are at least 18 years of age in the United States, as well as employees of any subsidiary or affiliate of Marsh & McLennan Companies, Inc. ("MMC" or the "Company") other than Putnam LLC, Kroll, Inc. (including its Quorum and Factual Data businesses) and any of their subsidiaries or successors in interest are eligible to contribute to the Plan. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees can make rollover contributions to the Plan as soon as the employee is eligible to participate in the Plan.

Prior to January 1, 2005, participants could contribute from 1% to 15% of their salary in any combination of before and after-tax contributions up to the 15% limit. Effective January 1, 2005, the before-tax contribution percentage increased from 15% to 75% and the aggregate cap on before and after-tax contributions increased to 75%. The after-tax contribution remained capped at 15%. Also effective January 1, 2005, eligible participants (age 50 or older by the end of the calendar year) were permitted to make "catch-up" contributions, which are additional before-tax contributions above the maximum annual dollar limit or other limits on before-tax contributions imposed by law or the Plan.

Prior to April 1, 2005 the trustee for the Plan was State Street Corporation. Effective April 1, 2005, Northern Trust Corporation assumed responsibility as the Plan's trustee. The trustee is responsible for maintaining the assets of the Plan, making distribution payments as directed by the Company and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Also effective on April 1, 2005, Mercer HR Services replaced ADP as the Plan's recordkeeper.

The Marsh & McLennan Benefits Administration Committee controls and manages the operation and administration of the Plan. Certain administrative functions are performed by employees of the Company or its subsidiaries. All such costs as well as administrative expenses are borne directly by the Company.

Contributions

MMC matches, after one year of service, up to the first six percent of participants' before and/or after-tax contributions in the following percentages:

•	100% for those participants age 55 or older or whose age plus years of plan participation equals at least 65.

•	71-2/3% in all other cases.

The Company's matching contributions to a participant are suspended for 12 months if the participant requests certain in-service withdrawals from his or her account, although this suspension rule is not imposed for such withdrawals made on or after April 1, 2005. Participant and Company contributions are subject to certain limitations in accordance with federal income tax regulations. When a participant reaches the IRS annual limit, the before-tax contributions automatically are made as after-tax contributions for the remainder of the calendar year unless the participant decides to discontinue contributions.

Beginning August 1, 2003, all participants were able to direct all of their future contributions on a before and/or after-tax basis into one or more of 17 investment options (18 investment options as of July 1, 2004). On August 1, 2003, participants who did not yet meet the age or age plus years of plan participation requirements to diversify became eligible to direct the investment of one-third (33-1/3%) of their employee contribution account balances as of July 31, 2003 to any of the available investment options. On August 2, 2004, one-half of the remaining balance of the participants' employee contribution account balances became eligible for diversification. Company matching contributions continued to be invested in the MMC Stock Fund, unless the participant reached the age of 55 or the sum of the participant's age and years of plan participation was at least 65. If either of those conditions were met, the Company matching contributions could be directed to any of the available investment options. However, the additional 28-1/3% company match that a participant became eligible to receive upon meeting the age or age plus years of plan participation requirements to diversify continued to be invested in the MMC Stock Fund.

Effective October 25, 2004, all participants became eligible to direct their Company matching contributions (including the additional 28-1/3% Company match) and all of their employee contribution account balances (including the portion scheduled to become diversifiable on August 1, 2005) to any of the available investment options. If a participant does not choose an investment direction for his or her future Company matching contributions, they are automatically invested in the Putnam Fixed Income Fund.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and the Company's matching contribution, charged with withdrawals, and adjusted to reflect the performance of the investment options in which the account is invested. A participant is only entitled to the vested portion of his or her account balance.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants hired before January 1, 1998 are fully vested in the Company's matching contributions. Participants hired on or after January 1, 1998 who have an hour of service on or after July 1, 2002 vest in the Company's matching contribution as follows: 20% after two years of service, 40% after three years of service, 67% after four years of service and 100% after five years of service. Forfeited nonvested accounts in the amount of $625,115 were used to reduce employer contributions for the six month period ended December 31, 2004. Forfeited nonvested accounts totaled $1,205,738 for the year ended June 30, 2004.

Payment of Benefits

Participants with vested balances greater than $5,000 ($1,000 as of March 28, 2005) who leave the Company before age 65 may elect to leave their money in the Plan until April 1st of the year following the calendar year in which they attain the age of 70-1/2, or if later, the April 1st of the calendar year following the calendar year in which they terminated employment. Payment of benefits on termination of service varies depending upon the vested amount in the participant's account balance, the reason for termination (i.e. retirement, death, disability, termination of service for other reasons) and the payment options available (i.e. immediate lump sum payment, deferral of lump sum payment, installment payments, etc.) for a particular type of termination. Participants should refer to the Plan document and the MMC benefits handbook via www.mmcpeoplelink.com for a more complete description of the Plan's payment provisions.

The preceding description of the Plan provides only general information. Participants should refer to the Plan document and the MMC benefits handbook via www.mmcpeoplelink.com for a more complete description of the Plan's provisions.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of interest bearing money market investments, which are available on demand.

Investments

The common stock of Marsh & McLennan Companies, Inc. and shares of mutual funds are reflected in the accompanying statements of assets available for benefits at quoted market prices.

The Plan's Putnam Fixed Income Fund, which consists of benefit-responsive guaranteed insurance contracts and group annuity contracts, has been presented in the financial statements at contract value. The investments in this fund are valued at contract value, which is cost plus accrued interest, and are guaranteed by the issuing institution as to principal and interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rates were 5.2% and 5.5% at December 31, 2004 and June 30, 2004, respectively. The average yield for these investment contracts was approximately 5.3% for the six month period ended December 31, 2004. There are no reserves against the value of the contract for credit risk or other risks associated with the issuing institution. For some contracts the interest rates earned on the contract are reset on a periodic basis in accordance with the terms of the individual contracts.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value of investments for these funds.

The following table presents the market values of investments that represent 5% or more of the Plan's assets at the end of the plan-year:

	December 31, 2004	June 30, 2004

Marsh & McLennan Companies Common Stock	$694,388,683	$1,202,248,210
Putnam S&P 500 Index Fund	145,769,398	135,512,691
Dodge & Cox Stock	154,984,404	80,126,036
CIGNA	112,020,170	109,026,789

The Plan's investments including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value as follows:

Six Month Period Ended Ended December 31,2004

Common Stock	$(345,703,995)
Mutual Funds	52,434,875

$(293,269,120)

Payment of Benefits

Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to withdraw from the Plan but have not yet been paid were $197,740 and $284,143 at December 31, and June 30, 2004, respectively.

(3)	Non Participant-Directed Investments

Effective October 25, 2004, all participants became eligible to direct their Company matching contributions (including the additional 28-1/3% company match) and all of their employee contribution account balances (including the portion scheduled to become diversifiable on August 1, 2005) to any of the available investment options. If a participant does not choose an investment direction for his or her future Company matching contributions, they are automatically invested in the Putnam Fixed Income Fund.

Prior to August 1, 2003, the Plan offered a program that was both participant and non-participant directed. All non-participant directed contributions were invested in the Marsh & McLennan Companies Stock Fund. The assets as of December 31, and June 30, 2004 and changes in assets relating to the Company stock fund for the six month period ended December 31, 2004 are as follows:

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2004	June 30, 2004

ASSETS:
CASH AND CASH EQUIVALENTS	$ 18,766,523	$ 13,016,744
COMMON STOCK	694,388,683	1,202,248,210
DIVIDENDS AND INTEREST RECEIVABLE	15,639	9,018,670
PARTICIPANT CONTRIBUTIONS RECEIVABLE	11,155	892,933
EMPLOYER CONTRIBUTIONS RECEIVABLE	--	2,046,307

TOTAL CONTRIBUTIONS RECEIVABLE	11,155	2,939,240
RECEIVABLE FOR INVESTMENTS SOLD	2,110,247	--

TOTAL ASSETS	715,292,247	1,227,222,864

LIABILITIES:
INTERFUND PAYABLE	794,260	405,329

NET ASSETS AVAILABLE FOR BENEFITS	$714,497,987	$1,226,817,535

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Six Month Period Ended December 31, 2004

INVESTMENT INCOME (LOSS):
Dividends	$ 8,684,688
Interest	130,575
Net depreciation in fair value of investments	(345,703,995)

NET INVESTMENT LOSS	(336,888,732)

CONTRIBUTIONS:
Employer	16,729,121
Participant	10,514,858

TOTAL CONTRIBUTIONS	27,243,979

BENEFITS PAID TO AND WITHDRAWALS BY PARTICIPANTS	(42,575,725)

TRANSFERS BETWEEN FUNDS	(160,099,070)

DECREASE IN ASSETS	(512,319,548)

ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	$ 1,226,817,535

End of period	$ 714,497,987

(4)	Related Party Transactions

The Putnam Research Fund, Inc., the Putnam Equity Income Fund, the Putnam Voyager Fund, the Putnam Fixed Income Fund, the Putnam International Equity Fund, the Putnam New Opportunities Fund, the George Putnam Fund of Boston, the Putnam S&P 500 Index Fund, the Putnam Mid Cap Value Fund and the Putnam Bond Index Fund are managed by Putnam Investments Trust, a majority owned subsidiary of the Company. Investments in institutional funds managed by Putnam at December 31, and June 30, 2004 amounted to $487,819,823 and $481,857,328, respectively. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, and June 30, 2004, the Plan held 21,106,039 and 26,492,909 shares, respectively, of company stock of Marsh & McLennan Companies, Inc., the sponsoring employer, with a cost basis of $486,477,830 and $598,782,128, respectively.

Certain administrative functions are performed by officers and employees of the company (who may also be participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the IRC and ERISA's rules on Prohibited Transactions. See Note 1 regarding administrative expenses.

(5)	Loans Receivable-Participants

Plan participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the vested value of his or her Plan account. Outstanding loans, which are secured by the participants' interest in the Plan are repaid through semi-monthly payroll deductions or, at the option of the participant may be paid in full without penalty. Loan repayments, which include principal and interest, are credited directly to the participant's Plan account. Interest is charged on the outstanding balance at prime rate plus 1% based on the prime rate in effect at the time the loan is processed.

New loans to participants amounted to $8,278,372 and $18,174,707 for the six month period ended December 31, 2004 and the year ended June 30, 2004, respectively, and repayments from participants, including interest, amounted to $9,614,391 and $15,515,206, respectively.

(6)	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 28, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Company submitted the Plan to the IRS for a new favorable determination letter on May 18, 2005. The IRS acknowledged receipt of this submission by letter dated May 25, 2005.

(7)	Supporting Schedules

The detail of assets held for investment as of December 31, 2004 is provided on Schedule I.

The summary of transactions occurring during the six month period ended December 31, 2004 representing more than 5% of the Plan's assets as of July 1, 2004 is reportable under the Department of Labor Regulation 2520.103-6 and is presented on Schedule II.

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(8)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, each participant would become 100% vested in his or her account.

(9)	Other Matters

A number of class action lawsuits have been filed against the Plan's fiduciaries alleging breach of fiduciary duty based on either allegations of market timing in certain mutual funds offered by MMC's investment management subsidiary, Putnam Investments, or on allegations similar to those contained in the civil complaint filed by the Attorney General of the State of New York on October 14, 2004. These lawsuits allege that the Plan's fiduciaries breached their fiduciary duty to participants by allowing investments in the affected Putnam mutual funds and the Plan's MMC stock fund despite knowing of improprieties and the effect that disclosure of such improprieties would have on the value of those funds.

MARSH & MCLENNAN COMPANIES STOCK INVESTMENT PLAN
SUPPLEMENTAL SCHEDULE I
SCHEDULE OF INVESTMENTS AS OF DECEMBER 31, 2004

PRINCIPAL AMOUNT OR NUMBER OF SHARES

2004		2004

		COST	MARKET

	COMMON STOCK:
21,106,039	MARSH & McLENNAN COMPANIES, INC.	$486,477,830	$694,388,683
	MUTUAL FUNDS:
3,485,598	PUTNAM RESEARCH FUND (a)	40,531,033	48,554,383
3,311,337	PUTNAM EQUITY INCOME FUND (a)	46,484,161	57,683,490
2,677,635	PUTNAM VOYAGER FUND (a)	39,636,065	45,894,670
1,913,334	PUTNAM INTERNATIONAL EQUITY FUND (a)	36,128,161	45,556,471
667,593	PUTNAM NEW OPPORTUNITIES FUND (a)	23,491,920	28,592,991
1,950,200	GEORGE PUTNAM FUND OF BOSTON (a)	31,271,368	35,318,126
4,743,553	PUTNAM S&P 500 INDEX FUND (a)	139,383,671	145,769,398
2,367,329	PUTNAM BOND INDEX FUND (a)	28,544,831	33,237,293
1,190,174	DODGE & COX STOCK	136,690,041	154,984,404
1,418,501	GOLDMAN CAP GROWTH	26,476,531	29,277,869
5,051,675	PIMCO TOTAL RETURN FUND	54,548,454	53,901,368
1,711,556	T ROWE PRICE MID CAP GROW	75,005,592	85,372,430
827,182	PUTNAM MID CAP VALUE (a)	10,406,434	11,894,875
604,345	AIM SMALL CAP GROWTH	15,168,977	16,818,927
903,166	GOLDMAN SACHS SMALL CAP	37,207,057	39,477,367
465,161	AMERICAN EUROPACIFIC GROWTH FUND	15,127,708	16,569,017

		$756,102,004	$848,903,079

MARSH & MCLENNAN COMPANIES STOCK INVESTMENT PLAN
SUPPLEMENTAL SCHEDULE I (Cont'd)
SCHEDULE OF INVESTMENTS AS OF DECEMBER 31, 2004

PRINCIPAL AMOUNT OR NUMBER OF SHARES

2004		2004

		COST	MARKET

	FIXED INCOME FUND:(b)
112,020,170	CIGNA	$ 112,020,170	$ 112,020,170
	7.07% DUE DECEMBER 30, 2005
11,351,575	PRINCIPAL MUTUAL LIFE INSURANCE COMPANY	11,351,575	11,351,575
	5.38% DUE MARCH 31, 2007
25,798,042	JACKSON NATIONAL LIFE	25,798,042	25,798,042
	4.86% DUE JANUARY 2, 2007
8,617,032	MONUMENTAL LIFE INSURANCE COMPANY	8,617,032	8,617,032
	5.38% DUE DECEMBER 30, 2005
11,286,667	MONUMENTAL LIFE INSURANCE COMPANY	11,286,667	11,286,667
	5.13% DUE SEPTEMBER 29, 2006
69,213,038	TRANSAMERICA LIFE INSURANCE COMPANY	69,213,038	69,213,038
	3.516% DUE DECEMBER 31, 2005
5,134,140	GE LIFE & ANNUITY	5,134,140	5,134,140
	4.81% DUE MAY 11, 2009
10,545,205	GE LIFE AND ANNUITY INSURANCE	10,545,205	10,545,205
	4.42% DUE SEPTEMBER 9, 2008
15,715,702	METROPOLITAN LIFE INSURANCE COMPANY	15,715,702	15,715,702
	4.53% DUE NOVEMBER 11, 2008
	PUTNAM INTERM DOM INV GR TRUST	20,642,772	20,642,772
	RABOBANK CONTRACT WRAPPER	(223,431)	(223,431)

20,419,341	3.810% DUE SEPTEMBER 30, 2006	20,419,341	20,419,341

10,192,710	METROPOLITAN LIFE INSURANCE	10,192,710	10,192,710
	4.67% DUE SEPTEMBER 30, 2009
10,002,170	METROPOLITAN LIFE INSURANCE	10,002,170	10,002,170
	4.04% DUE NOVEMBER 30, 2007
10,057,496	TRAVELERS INSURANCE CO	10,057,496	10,057,496
	3.43% DUE SEPTEMBER 30, 2007
20,044,195	TRAVELERS INSURANCE CO	20,044,195	20,044,195
	3.73% DUE JUNE 30, 2008
23,405,482	NEW YORK LIFE	23,405,482	23,405,482
	5.09% DUE SEPTEMBER 30, 2005
17,501,460	MONUMENTAL LIFE INSURANCE COMPANY	17,501,460	17,501,460
	4.99% DUE JUNE 30, 2005
11,628,965	MONUMENTAL LIFE INSURANCE COMPANY	11,628,965	11,628,965
	4.88% DUE MARCH 31, 2005
14,063,844	PRINCIPAL LIFE	14,063,844	14,063,844
	5.60% DUE MARCH 31, 2006
6,030,183	HARTFORD LIFE	6,030,183	6,030,183
	5.79% DUE MARCH 31, 2005
13,417,747	METROPOLITAN LIFE	13,417,747	13,417,747
	5.95% DUE JUNE 30, 2006
13,387,353	ALLSTATE LIFE	13,387,353	13,387,353
	5.86% DUE SEPTEMBER 29, 2006
14,073,192	HARTFORD LIFE	14,073,192	14,073,192
	5.63% DUE MARCH 31, 2006
14,091,008	MONUMENTAL LIFE INSURANCE COMPANY	14,091,008	14,091,008
	5.67% DUE MARCH 31, 2006

		467,996,717	467,996,717

	PARTICIPANT LOANS:
33,831,327	VARIOUS PARTICIPANTS (MATURING THROUGH 2020 AT INTEREST RATES FROM 5% TO 10.5%)	33,831,327	33,831,327

		$1,744,407,878	$2,045,119,806

(a) Denotes party-in-interest.

(b) All contracts in the fixed income fund are valued at contract value.

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE II

SCHEDULE FOR REPORTABLE TRANSACTIONS

DESCRIPTION OF ASSET	COST OF ASSETS	CURRENT VALUE OF ASSETS	NET GAIN (LOSS)

TRANSACTION BY ISSUE:
DEUTSCHE BANK TRUST COMPANY AMERICAS
PYRAMID CASH TEMPORARY FUND
INVESTMENTS
46 PURCHASES	$134,273,933	$134,273,933	$ --
80 SALES	128,524,153	128,524,153	--